As filed with the Securities and Exchange Commission on June 14, 2002

Application No. 22-28599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM T-3

For Applications for Qualification of Indentures
under the Trust Indenture Act of 1939

INTEVAC, INC.

(Name of Applicant)

3560 Basset Street
Santa Clara, California 95054

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS 6½% Convertible Subordinate Notes due 2009	AMOUNT Up to $37,545,000 principal amount

     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

Name and address of agent for service:	With copies sent to:

Kevin Fairbairn Intevac, Inc. 3560 Bassett Street Santa Clara, California 95054 (408) 986-9888	Herbert P. Fockler, Esq. Michael A. Occhiollini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

SIGNATURES
EXHIBIT INDEX

Page

Signatures	3
Exhibit Index	4

-i-

Explanatory Note

     This Amendment No. 3 to Form T-3 amends and restates the contents of Intevac's application for qualification on Form T-3 (file no. 22-28599), filed on May 8, 2002 (the “Form T-3), as amended by Intevac’s Amendment No. 1 to Form T-3, filed on May 24, 2002, and Amendment No. 2 to Form T-3, filed on June 6, 2002.

Contents of application for qualification.

     The contents of the application for qualification hereby is amended and restated to read as follows:

     Contents of application for qualification. This application for qualification comprises:

     (a)  Pages numbered 1 to 8, consecutively.

     (b)  The statement of eligibility and qualification on Form T-1 of State Street Bank and Trust Company of California, as Trustee under the Indenture.(1)

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of such Trustee:

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(2)

Exhibit T3B	—	By-Laws of Intevac.(3)

Exhibit T3C	—	Form of Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(4)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1)	Offering Circular dated as of June 6, 2002.(4)

		(2)	Letter of Transmittal.(4)

		(3)	Letter to Clients.(4)

		(4)	Letter to Broker-Dealers.(4)

		(5)	Notice of Guaranteed Delivery.(4)

		(6)	Press Release dated June 6, 2002.(4)

		(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(4)

		(8)	Press Release dated May 8, 2002.(4)

		(9)	Investor Presentation.(4)

Exhibit T3F	—	Cross-reference sheet.(1)

(1)	Previously filed.

(2)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (file no. 333-05531), filed on June 7, 1996.

(3)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(4)	Incorporated by reference to the exhibit of the same name included in Intevac’s Tender Offer Statement on Schedule TO (file no. 5-48450) filed on May 8, 2002, as amended on May 24, 2002, June 6, 2002 and June 14, 2002.

SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Intevac, Inc., a corporation organized and existing under the laws of California, has duly caused this amendment no. 3 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Clara, and State of California, on the 14th day of June, 2002.

(SEAL)	INTEVAC, INC.

By:	/s/	KEVIN FAIRBAIRN

Name:		Kevin Fairbairn
Title:		President and Chief Executive Officer

Attest:	/s/ TERRY BLUCK
Name:	Terry Bluck
Title	Vice President, Engineering

EXHIBIT INDEX

Exhibit Number

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(1)

Exhibit T3B	—	By-Laws of Intevac.(2)

Exhibit T3C	—	Form of Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(3)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1)	Offering Circular dated as of June 6, 2002.(3)

		(2)	Letter of Transmittal.(3)

		(3)	Letter to Clients.(3)

		(4)	Letter to Broker-Dealers.(3)

		(5)	Notice of Guaranteed Delivery.(3)

		(6)	Press Release dated June 6, 2002.(3)

		(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(3)

		(8)	Press Release dated May 8, 2002.(3)

		(9)	Investor Presentation.(3)

Exhibit T3F	—	Cross-reference sheet.(4)

(1)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (file no. 333-05531), filed on June 7, 1996.

(2)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(3)	Incorporated by reference to the exhibit of the same name included in Intevac’s Tender Offer Statement on Schedule TO (file no. 5-48450) filed on May 8, 2002, as amended on May 24, 2002, June 6, 2002 and June 14, 2002.

(4)	Previously filed.